                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

         [   ]    MERGER

         [ X ]    LIQUIDATION

         [   ]    ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: COLONIAL INSURED MUNICIPAL FUND

3.       Securities and Exchange Commission File No.:  811-09533

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [ X ]    Initial Application      [  ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         One Financial Center
         Boston, MA  02111

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Brian D. McCabe, Esquire                  Jacob E. Comer, Esquire
         Ropes & Gray LLP                          Ropes & Gray LLP
         One International Place                   One International Place
         Boston, MA  02110                         Boston, MA 02110
         (617) 951-7801; or                        (617) 951-7913

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         (a) Columbia Management Advisors, LLC, 100 Federal Street, Boston, MA 02110, (800) 422-3737 (records relating to its function as investment advisor and pricing and bookkeeping agent).

         (b) Computershare Investor Services, P.O. Box 43078, Providence, RI 02940-3078, (800) 942-5909 (records relating to its function as transfer agent).

         (c) State Street Bank and Trust Company, 2 Avenue De Lafayette, Boston, MA 02111-2900, (617) 786-3000, (records relating to its function as custodian).

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [ X ]    Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [   ]    Open-end          [ X ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

         Columbia Management Advisors, LLC
         100 Federal Street
         Boston, MA  02110

         Columbia Management Advisors, Inc.
         100 Federal Street
         Boston, MA  02110

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         None.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):    Not applicable.

         (b) Trustee's name(s) and address(es):      Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [   ]    Yes      [ X ]    No

         If Yes, for each UIT state:

                  Name(s):
                  File No.:
                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]   Yes        [   ]   No

                  If Yes, state the date on which the board vote took place:

                  May 8, 2007

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [   ]   Yes     [ X ]   No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain: A shareholder vote was not required under the fund's charter documents.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ X ]    Yes      [   ]    No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  May 25, 2007 (preferred shares) and May 30, 2007 (common shares).

         (b)      Were the distributions made on the basis of net assets?

                  [ X ]   Yes      [   ]    No

         (c)      Were the distributions made pro rata based on share ownership?

                  [ X ]   Yes      [   ]    No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  Not applicable.

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [   ]   Yes      [ X ]    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ X ]    Yes      [   ]    No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

         On May 25, 2007, with respect to the preferred shares, and on May 30, 2007, with respect to the common shares, the Fund distributed to shareholders of record of the fund the following, in the order of priority provided below: (a) first, to the holders of preferred shares, an amount equal to the liquidation preference with respect to the preferred shares, plus an amount equal to all dividends thereon (whether or not earned or declared) accumulated but unpaid to (but not including) the date of final distribution in same-day funds, together with any applicable gross-up payments in connection with the liquidation of the fund; and (b) second, after determination of the income and capital gains dividends to be paid to holders of common shares and the capital gains dividend to be paid to holders of preferred shares, all remaining amounts to the holders of common shares, ratably according to the number of common shares of the fund held by such holders of common shares on the record date; in each case accompanied by information concerning the sources of the liquidating distribution.

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [ X ]   Yes      [    ]    No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ]    Yes     [ X ]    No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [   ]    Yes     [ X ]    No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [   ]   Yes     [   ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [   ]    Yes     [ X ]    No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:  Approximately $5,000

                  (ii)     Accounting expenses:  None

                  (iii)    Other expenses (list and identify separately):

                           Proxy solicitation expenses:  None

                           Brokerage commissions:  None

                           Audit expenses:  None

                           Custody fees:  None

                           SEC registration fees:  None

                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           Approximately $5,000

         (b)      How were those expenses allocated?

                  The legal fees were allocated to the fund.

         (c)      Who paid those expenses?

                  The fund paid those expenses

         (d) How did the fund pay for unamortized expenses (if any)? Not applicable.


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [   ]    Yes      [ X ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Colonial Insured Municipal Fund, (ii) he is the President of Colonial Insured Municipal Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                             /s/ Christopher L. Wilson
                                             -----------------------------------
                                             Christopher L. Wilson
                                             President